EXHIBIT 99.1

Centerra Gold Reports Second Quarter 2026 Results; Strong Operational Performance Drives Increased Öksüt Production Guidance; The Company Expands Share Buybacks to $200 Million in 2026 and Continues Execution of its Self-Funded Growth Strategy

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, July 28, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter 2026 operating and financial results.

President and CEO, Paul Tomory, commented, “We delivered another quarter of strong operational execution across our portfolio. Mount Milligan continued to perform in line with plan, and Öksüt delivered a strong first half of 2026, resulting in a 9% increase to its gold production guidance for the year. Both sites generated robust cash flow from operations during the quarter and we continued to see healthy operating margins which were supported by disciplined cost management and strong operational execution, even in the lower gold price environment.”

Paul Tomory continued, “During the second quarter, we completed $50 million in share buybacks and the Board of Directors approved up to $200 million in share repurchases for the full year 2026, reinforcing our commitment to shareholder returns. These actions reflect the strength of our balance sheet, our ability to generate cash flow and our disciplined approach to capital allocation. We also extended and upsized our revolving credit facility to $600 million, at better pricing, further enhancing our financial flexibility.”

Paul Tomory concluded, “Across our project development portfolio, we continue to make good progress. At Thompson Creek, we achieved our highest mining rate during the quarter, marking another important milestone since the project restarted in September 2024. We remain on track for first molybdenum production in mid-2027 and expect the project to be delivered within our capital cost estimate. Molybdenum prices continue to trend well above the assumptions used in our Feasibility Study, reinforcing the attractive economics of this project. We also continue to advance Goldfield towards first production in late 2028, the Kemess Pre-Feasibility Study towards completion in mid-2027, and the Öksüt Life of Mine Optimization study, which we expect to publish in early 2027 with our year-end disclosures. With a high-quality project pipeline, predominantly in North America, we remain focused on executing our self-funded growth strategy to deliver sustainable, long-term value for shareholders.”

Second Quarter 2026 Highlights

Operations

  Production: In the second quarter 2026, consolidated gold production was 70,727 ounces, including 38,175 ounces from the Mount Milligan Mine (“Mount Milligan”) and 32,552 ounces from the Öksüt Mine (“Öksüt”). The Company has increased its 2026 gold production guidance for Öksüt to between 120,000 and 135,000 ounces, from the previous range of 110,000 to 125,000 ounces. As a result, 2026 consolidated gold production guidance has been increased to 260,000 to 290,000 ounces, up from the previous range of 250,000 to 280,000 ounces. Copper production in the quarter was 13.1 million pounds. The Company remains on track to achieve its 2026 copper production guidance of 50 to 60 million pounds.
  Sales: Second quarter 2026 gold sales were 72,114 ounces at an average realized gold price of $3,437 per ounce and copper sales were 13.4 million pounds at an average realized copper price of $5.30 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: Second quarter 2026 consolidated gold production costs were $1,456 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,707 per ounce. The Company remains well positioned to achieve its 2026 guidance for consolidated AISC on a by-product basisNG of $1,650 to $1,750 per ounce.
  Capital expendituresNG: Second quarter 2026 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $133.5 million and $120.3 million, respectively. Sustaining capital expendituresNG in the second quarter 2026 were $39.3 million mainly related to construction at the existing tailings storage facility (“TSF”) and equipment purchases at Mount Milligan. Non-sustaining capital expendituresNG in the second quarter were $81.0 million related mainly to the development of the Thompson Creek Mine (“Thompson Creek”) and the Goldfield Project (“Goldfield”).

Financial

  Net earnings: Second quarter 2026 net earnings were $72.1 million, or $0.37 per share, and adjusted net earningsNG were $79.3 million or $0.40 per share. Key adjustments to net earnings, net of tax, include $8.1 million of deferred income tax adjustments reflecting the impact of foreign exchange rate movements on deferred income taxes at Mount Milligan, and $2.1 million of unrealized gain on the re-measurement of the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the second quarter 2026, cash provided by operating activities before working capital and income taxes paid was $161.7 million. After working capital and income taxes paid, cash provided by operating activities was $66.2 million and free cash flowNG deficit was $23.0 million. This includes $117.6 million of cash provided by mine operations and $89.1 million of free cash flowNG at Mount Milligan and $15.8 million of cash provided by mine operations and $10.5 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek. Lower free cash flow at Öksüt during the quarter was the result of routine statutory tax and annual royalty payments in Türkiye.
  Cash and cash equivalents: As at June 30, 2026, total liquidity was $850.9 million, comprised of a cash balance of $450.9 million and $400.0 million available under an undrawn corporate credit facility. On July 15, 2026, Centerra amended its revolving credit facility (the “Credit Facility”), increasing the available commitment to $600 million and extending the maturity to July 2030. As a result, liquidity increased to $1,050 million, based on the June 30, 2026 cash balance.
  Returning capital to shareholders: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 2,924,400 common shares in the second quarter 2026, for total consideration of $49.7 million. The Company’s board of directors has approved up to $200 million of share repurchases for the full year 2026, of which, $72.2 million has been completed in the first six months of the year. Centerra believes that the NCIB continues to provide the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, subject to market conditions, while maintaining the financial capacity to invest in future growth. A quarterly dividend of C$0.07 per common share was declared for a total of $10.0 million in the second quarter.

Events Subsequent to Quarter End

  Extension and increase of Centerra’s corporate credit facility: On July 15, 2026, Centerra amended its Credit Facility to increase its capacity to $600 million, up from $400 million previously, with an extended maturity date of July 15, 2030 and more favourable pricing. As at July 28, 2026, the Credit Facility remains undrawn and provides additional financial flexibility to support general corporate purposes, including working capital, investments, potential acquisitions, and capital expenditures. For additional details, refer to the news release published on July 15, 2026 titled “Centerra Gold Announces Extension and Increase of its Corporate Credit Facility”.
  Appointment of Executive Vice President and Chief Operating Officer: Kelly Strong has been appointed Executive Vice President and Chief Operating Officer, effective August 17, 2026. Mike Sylvestre, who has served as Interim Chief Operating Officer since March 2026, will assist with an orderly transition into September 2026 before departing the Company. Mr. Strong has more than 30 years of global mining experience, having held senior operational leadership positions with The Mosaic Company, Nyrstar and Vale Inco, where he led large-scale mining, processing and integrated operations across North America and internationally. In this role, Mr. Strong will oversee Centerra’s global operating portfolio and advance the Company’s operational priorities and execute its long-term growth strategy.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2026	2025	% Change	2026	2025	% Change
Financial Highlights
Revenue	442.7	288.3	54%	927.4	587.8	58%
Production costs	251.4	174.9	44%	505.6	373.7	35%
Depreciation, depletion, and amortization ("DDA")	32.3	26.0	24%	65.2	50.1	30%
Earnings from mine operations	159.0	87.4	82%	356.6	164.0	117%
Net earnings	72.1	68.6	5%	151.5	99.0	53%
Adjusted net earnings(1)	79.3	52.7	50%	167.5	79.0	112%
Adjusted EBITDA(1)	157.5	86.8	81%	327.3	162.5	101%
Cash provided by operating activities	66.2	25.3	162%	186.3	83.9	122%
Free cash flow (deficit)(1)	(23.0)	(25.6)	10%	26.1	(15.5)	268%
Additions to property, plant and equipment (“PP&E”)	133.5	55.6	140%	235.2	123.7	90%
Capital expenditures - total(1)	120.3	53.9	123%	189.6	100.8	88%
Sustaining capital expenditures(1)	39.3	25.8	52%	51.8	43.8	18%
Non-sustaining capital expenditures(1)	81.0	28.1	188%	137.8	57.0	142%
Net earnings per common share - $/share basic(2)	0.37	0.33	12%	0.76	0.48	58%
Adjusted net earnings per common share - $/share basic(1)(2)	0.40	0.26	54%	0.84	0.38	121%
Operating highlights
Gold produced (oz)	70,727	63,311	12%	138,728	122,690	13%
Gold sold (oz)	72,114	61,335	18%	145,049	122,466	18%
Average market gold price ($/oz)	4,506	3,280	37%	4,693	3,070	53%
Average realized gold price ($/oz )(3)	3,437	2,793	23%	3,807	2,674	42%
Copper produced (000s lbs)	13,145	12,437	6%	27,296	24,084	13%
Copper sold (000s lbs)	13,373	12,103	10%	28,245	24,244	17%
Average market copper price ($/lb)	6.05	4.32	40%	5.93	4.28	39%
Average realized copper price ($/lb)(3)	5.30	3.62	46%	4.87	3.71	31%
Molybdenum roasted (000 lbs)	3,675	3,165	16%	4,960	6,199	(20)%
Molybdenum sold (000s lbs)	3,761	3,076	22%	7,468	7,320	2%
Average market molybdenum price ($/lb)	29.63	20.72	43%	26.90	20.62	30%
Average realized molybdenum price ($/lb)(3)	29.73	21.43	39%	27.53	21.52	28%
Unit costs
Gold production costs ($/oz)(4)	1,456	1,308	11%	1,553	1,290	20%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,707	1,652	3%	1,705	1,572	8%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,021	1,866	8%	2,077	1,804	15%
Copper production costs ($/lb)(4)	2.59	2.06	26%	2.40	2.15	12%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	3.61	2.53	43%	2.98	2.54	17%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at June 30, 2026, the Company had 196,138,619 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled
(4)	All per unit costs metrics are expressed on a metal sold basis.

2026 Guidance – Gold and Copper Assets

	Units	2026 Guidance			Six Months Ended June 30, 2026	2026 Guidance - Previous
Production
Total gold production(1)	(koz)	260	-	290	139	250 - 280
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	68
Öksüt Mine	(koz)	120	-	135	71	110 - 125
Total copper production(2)(3)(4)	(Mlb)	50	-	60	27
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,553
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,522
Öksüt Mine	($/oz)	1,650	-	1,750	1,584
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,705
Mount Milligan Mine(4)	($/oz)	1,200	-	1,300	1,172
Öksüt Mine	($/oz)	1,850	-	1,950	1,790
Capital Expenditures
Additions to PP&E	($M)	205	-	250	116.1	175 - 220
Mount Milligan Mine	($M)	130	-	150	81.4
Öksüt Mine	($M)	10	-	20	11.6
Goldfield Project	($M)	60	-	70	18.7	30 - 40
Kemess Project	($M)	5	-	10	4.4
Total Capital ExpendituresNG	($M)	185	-	230	96.3	155 - 200
Sustaining Capital ExpendituresNG	($M)	85	-	105	50.9
Mount Milligan Mine	($M)	80	-	90	44.2
Öksüt Mine	($M)	5	-	15	6.7
Non-sustaining Capital ExpendituresNG	($M)	100	-	125	45.4	70 - 95
Mount Milligan Mine	($M)	35	-	45	22.3
Goldfield Project	($M)	60	-	70	18.7	30 - 40
Kemess Project	($M)	5	-	10	4.4
Other Items
Current income tax and BC mineral tax expense(1)	($M)	111	-	133	76.8
Mount Milligan Mine	($M)	6	-	8	6.3
Öksüt Mine	($M)	105	-	125	70.5
Depreciation, depletion and amortization	($M)	90	-	110	62.9
Mount Milligan Mine	($M)	40	-	50	30.7
Öksüt Mine	($M)	50	-	60	32.2
Evaluation Costs	($M)	18	-	25	7.4
Care and Maintenance - Kemess Project	($M)	13	-	15	7.2
Reclamation Costs - Kemess Project	($M)	2	-	4	—
Corporate and administration costs(6)	($M)	29	-	33	20.7

(1)	Consolidated Centerra figures.
(2)	The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,250 per ounce of gold and $6.00 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper price for 2026 would be $2,914 per ounce and $5.04 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
(3)	Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 61.3% achieved in the six months ended June 30, 2026. Copper production for 2026 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 74.4% achieved in the six months ended June 30, 2026.
(4)	Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
(5)	Units noted as ($/oz) relate to gold ounces.
(6)	Excludes share based compensation.

2026 Guidance – US Moly

	Units	2026 Guidance			Six Months Ended June 30, 2026
Production - Langeloth Facility
Total molybdenum roasted	Mlbs	11	-	13	5.0
Total molybdenum sold	Mlbs	15	-	17	7.5
Costs and Profitability - Langeloth Facility
Net earnings	($M)	2	-	7	(3.4)
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)NG	($M)	7	-	12	2.4
Capital Expenditures
Additions to PP&E	($M)	208	-	240	119.0
Thompson Creek Mine	($M)	205	-	235	118.1
Langeloth Facility	($M)	3	-	5	0.9
Total capital expendituresNG	($M)	193	-	225	93.3
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	190	-	220	92.4
Sustaining capital expendituresNG - Langeloth Facility	($M)	3	-	5	0.9
Other Items
Depreciation, depletion and amortization - Langeloth Facility	($M)	4	-	6	2.3

2026 Guidance – Global Exploration and Evaluation Projects

	Units	2026 Guidance			Six Months Ended June 30, 2026
Project Exploration and Evaluation Costs
Exploration Costs	($M)	40	-	50	15.1
Brownfield Exploration	($M)	20	-	25	5.7
Greenfield and Generative Exploration	($M)	20	-	25	9.4

Mount Milligan

Mount Milligan produced 38,175 ounces of gold in the second quarter of 2026, a 29% increase over last quarter and in line with the production profile previously disclosed. Mount Milligan produced 13.1 million pounds of copper, slightly less than last quarter due to mine sequencing. Year-to-date gold and copper production is in line with the Pre-Feasibility Study (“PFS”) mine plan and the Company remains on track to achieve its 2026 production guidance of between 140,000 and 155,000 ounces of gold and 50 to 60 million pounds of copper. As previously disclosed, gold production and sales are expected to be higher in the third quarter of 2026, reflecting planned mine sequencing. During the quarter, a total of 11.9 million tonnes were mined from phases 5, 6, 7 and 10 of the open pit. Process plant throughput was 5.5 million tonnes, averaging 60,214 tonnes per day. Gold sales were 39,580 ounces and copper sales were 13.4 million pounds.

Gold production costs in the second quarter 2026 were $1,314 per ounce. AISC on a by-product basisNG was $1,269 per ounce, higher quarter-over-quarter as a result of higher sustaining capital expendituresNG. The Company reaffirms its 2026 Mount Milligan AISC on a by-product basisNG guidance of $1,200 to $1,300 per ounce.

Sustaining capital expendituresNG at Mount Milligan in the second quarter of 2026 were $33.4 million, focused on the existing TSF dam construction and equipment purchases. Non-sustaining capital expendituresNG in the second quarter of 2026 were $14.5 million. The Company continues to expect 2026 sustaining and non-sustaining capital expendituresNG at Mount Milligan to be within the previously disclosed ranges of $80 to $90 million and $35 to $45 million, respectively.

In the second quarter of 2026, Mount Milligan generated $117.6 million of cash flow from mine operations and free cash flowNG of $89.1 million.

The September 2025 PFS extended Mount Milligan’s mine life to 2045, supported by an optimized mine plan, and outlined a fully funded growth capital program designed to support long-term production and cash flow. The study also supports a planned 10% increase in plant throughput beginning in 2028, enhancing production over the life of the operation. Mount Milligan remains Centerra’s cornerstone asset, with 20 years of mine life, meaningful gold and copper production, and significant future exploration potential in British Columbia. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”.

In January 2026, Mount Milligan received an amended environmental assessment certificate and all related permits to allow for the continuation of operations through 2035. These authorizations also included the permits for the 10% expansion in plant throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility.

Öksüt

Öksüt produced 32,552 ounces of gold in the second quarter of 2026, higher than planned due to higher grades and enhanced operating practices. Reflecting Öksüt’s strong operational performance in the first half of 2026, the Company has increased its 2026 gold production guidance for the mine by 9%, at the midpoint, to 120,000 to 135,000 ounces, from its previous range of 110,000 to 125,000 ounces. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit. A total of 4.7 million tonnes of ore and waste were mined in the quarter and 1.2 million tonnes were stacked at an average grade of 1.25 g/t.

At Öksüt, gold production costs and AISC on a by-product basisNG for the second quarter 2026 were $1,628 per ounce and $1,952 per ounce, respectively. AISC on a by-product basisNG was higher compared to last quarter driven by lower gold ounces produced and sold, and higher sustaining capital expendituresNG, partially offset by lower royalty expense per ounce due to lower gold prices. The Company continues to expect Öksüt’s 2026 AISC on a by-product basisNG to be within the previously disclosed guidance range of $1,850 and $1,950 per ounce.

In the second quarter 2026, sustaining capital expendituresNG at Öksüt were $5..3 million. The Company reaffirms its 2026 guidance for sustaining capital expendituresNG of $5 to $15 million at Öksüt.

Öksüt delivered cash flow from mine operations of $15.8 million and free cash flowNG of $10.5 million in the second quarter of 2026. As planned, the Company made an annual government royalty payment of $45.7 million and statutory tax payments of $50.2 million during the quarter.

In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate should enhance Öksüt’s long-term cash flow generation and overall value.

Centerra continues work on a Life of Mine Optimization study at Öksüt to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization, outside of the current reserve pit, into the mine plan. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which may enhance residual metal extraction efficiency. The study is expected in early 2027 with the Company’s year-end disclosures and will support updates to the mine’s long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

US Moly

US Moly used $45.0 million of cash in operations and recorded a free cash flow deficitNG of $88.5 million, in the second quarter of 2026, reflecting capital spending on the restart of Thompson Creek and working capital increases at Langeloth primarily due to an increase in molybdenum prices during the quarter.

Thompson Creek Mine

The restart of Thompson Creek continues to advance as planned, with approximately 52% of the infrastructure refurbishment complete. Progress is being made in construction, pre-commissioning, tailings and operational readiness activities, including ball mill refurbishment, completion of tailings dam engineering, legacy system pre-commissioning, and the recruitment of key operating personnel. This quarter, Thompson Creek achieved its highest mining rate since the project restarted in September 2024, with 12.4 million tons mined during the quarter, a 33% increase compared to the first quarter of 2026.

In the second quarter of 2026, non-sustaining capital expendituresNG were $51.6 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have totaled $256.1 million. The Company expects the 2026 non-sustaining capital expendituresNG for Thompson Creek to be within the previously disclosed guidance range of $190 to $220 million.

The project remains in line with the total capital estimate of $425 to $450 million and is on track for first production in mid-2027.

Langeloth Metallurgical Facility

In the second quarter of 2026, commissioning activities continued at Langeloth following the provisional restart of operations in April 2026 and achieved normal operational levels by the end of the quarter. During the quarter, Langeloth roasted and sold 3.7 million pounds and 3.8 million pounds of molybdenum, respectively, recorded adjusted EBITDANG of $5.1 million, and used $45.0 million of cash flow from operations, primarily related to an increase in working capital due to higher molybdenum prices.

A $46 million investment in working capital was made at Langeloth during the second quarter of 2026, primarily related to higher molybdenum prices. This investment is not expected to unwind in the near term as the Company plans to maintain higher inventory levels while Langeloth ramps up production as part of its commercial optimization strategy. Assuming stable molybdenum prices, the Company does not expect inventory value to increase further over the balance of 2026.

The Company has established 2026 operating guidance for Langeloth of 11 to 13 million pounds of roasted molybdenum production and 15 to 17 million pounds of molybdenum sold. Sales are expected to exceed production in 2026 as a result of the temporary suspension of operations in the first quarter. During the shutdown period, the Company continued to purchase third party concentrate and produce certain finished molybdenum products to support customer deliveries. In 2026, earnings from operations at Langeloth are expected to be $2 to $7 million and adjusted EBITDANG is expected to be $7 to $12 million.

Goldfield Project

Centerra continued to advance development activities at Goldfield during the quarter, with engineering and early mobilization activities ongoing, and early works progressing. Non-sustaining capital expendituresNG at Goldfield in the second quarter of 2026 were $12.1 million. The Company has updated its previously disclosed 2026 non-sustaining capital expendituresNG guidance for Goldfield to be $60 to $70 million, from the previous range of $30 to $40 million. The increase reflects the acceleration of a number of site preparation activities into 2026, including the water diversion channel, site platform development, overburden removal and overliner stockpiling, to support project execution and reduce execution risk. Engineering and procurement of key long-lead items, including the Adsorption, Desorption, and Recovery (“ADR”) plant, crushing circuit, heap leach liner, pumps and piping, and power infrastructure, have also been advanced to secure 2026 pricing. The overall project capital cost estimate remains unchanged at $252 million, consistent with the August 2025 technical study.

In August 2025, Centerra completed a technical study of the Goldfield project in Nevada and approved the project to proceed with development and construction. Goldfield is expected to become the Company’s next gold-producing operation, with first production targeted by the end of 2028, supporting Centerra’s self-funded growth strategy and future production profile. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.

Kemess Project

In January 2026, Centerra published a Preliminary Economic Assessment (“PEA”) for the Kemess project in British Columbia, demonstrating strong project economics, including an after-tax net present value (5%) (“NPV5%”) of approximately $1.1 billion, using long-term pricing of $3,000 per ounce of gold and $4.50 per pound of copper. Kemess has the potential to become Centerra’s second long-life gold-copper asset in British Columbia and remains unencumbered by gold or copper streams, providing greater exposure to future metal prices. The Company continues to advance the Kemess PFS, which remains on track for completion in mid-2027. For additional details, refer to the news release published on January 19, 2026 titled “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”.

Second Quarter 2026 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its second quarter 2026 conference call on Wednesday, July 29, 2026, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on October 29, 2026.

Conference Call

  Participants can register for the conference call at the following registration link.
  Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day August 29, 2026. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 8809710. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three months ended June 30, 2026, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based gold and copper producer and developer headquartered in Toronto, Ontario. The Company operates two mines: the Mount Milligan Mine, a long-life gold-copper asset in British Columbia, Canada, and the Öksüt Mine, a gold asset in Türkiye. Centerra has a self-funded organic growth pipeline in North America, including the Kemess gold-copper project in British Columbia, Canada, the Goldfield gold project in Nevada, United States. The Company also owns and operates US Moly, a vertically integrated molybdenum business in the United States comprising the Thompson Creek Mine in Idaho and the Langeloth Metallurgical Facility in Pennsylvania. Centerra's shares trade on the Toronto Stock Exchange (TSX: CG) and on the New York Stock Exchange (NYSE: CGAU).

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, sales, costs, capital expenditures, life of mine, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper, silver, molybdenum and fuel prices; foreign exchange rates, tariffs, sanctions and market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; statements concerning the Company’s equity investment portfolio and its valuation; the availability of cash for repurchases of Common Shares under the NCIB; the financial or operational impact of the temporary suspension of the Langeloth Metallurgical Facility in January 2026; the timing of construction, permitting and first production of Goldfield, including the timing of engineering completion, long-lead procurement and site establishment works; the ability of the Company to deliver on the Mount Milligan Pre-Feasibility Study; the timing and results of the Kemess Pre-Feasibility Study; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the results and timing of the Life of Mine Optimization Study at Öksüt; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; risks related to geopolitical instability, including ongoing conflicts in the Middle East and elsewhere, which may adversely affect global economic conditions, commodity prices, energy costs, supply chains and transportation routes; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding or potential litigation, tax audits, examinations and other administrative or regulatory proceedings affecting the Company; the risk of claims, investigations or regulatory proceedings, particularly at the Langeloth Metallurgical Facility, arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption and regulatory enforcement actions, orders, penalties, remediation obligations or operational restrictions, as well as the ability to obtain any necessary regulatory approvals, agreements or accommodations to maintain operations pending the completion of required repairs or corrective measures; the ability to resolve existing labour disputes and related regulatory proceedings at the Langeloth Metallurgical Facility on acceptable terms, including any proceedings involving the National Labor Relations Board, and to implement any resulting settlement arrangements without material disruption to operations, material additional costs or further claims or proceedings; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; risks relating to permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations as well as any potential regulatory or permitting risks arising out of Langeloth’s restart and commissioning; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments and equity investment portfolio; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns, including the risk of further breakdowns, performance issues during the restart and commissioning of the Langeloth facility; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource, has reviewed and approved the scientific and technical information contained in this news release. Mr. Adofo is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended June 30, 2026, 508 and 634 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
  Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
  Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of copper pounds against the average market copper price.
  Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
  Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	105.0	80.3	52.0	45.8	53.0	34.5
Production costs attributable to copper	34.6	24.9	34.6	24.9	—	—
Total production costs excluding US Moly segment, as reported	139.6	105.2	86.6	70.7	53.0	34.5
Adjust for:
Third party smelting, refining and transport costs	3.2	2.5	2.8	2.3	0.4	0.2
By-product and co-product credits	(75.5)	(46.5)	(75.5)	(46.5)	—	—
Adjusted production costs	67.3	61.2	13.9	26.5	53.4	34.7
Corporate general administrative and other costs	8.3	7.5	—	(0.2)	—	0.2
Share-based compensation costs	1.1	2.0	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.4	3.4	0.5	0.9	3.9	2.5
Sustaining capital expenditures	38.7	25.3	33.4	14.7	5.3	10.6
Sustaining lease payments	3.4	2.0	2.5	1.5	0.9	0.5
All-in sustaining costs on a by-product basis	123.2	101.4	50.3	43.4	63.5	48.5
Ounces sold (000s)	72.1	61.3	39.6	33.7	32.5	27.6
Pounds sold (millions)	13.4	12.1	13.4	12.1	—	—
Gold production costs ($/oz)	1,456	1,308	1,314	1,356	1,628	1,250
All-in sustaining costs on a by-product basis ($/oz)	1,707	1,652	1,269	1,286	1,952	1,755
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,021	1,866	1,841	1,675	1,952	1,755
Copper production costs ($/pound)	2.59	2.06	2.59	2.06	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.61	2.53	3.61	2.53	n/a	n/a

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	225.2	157.9	112.8	96.4	112.4	61.5
Production costs attributable to copper	67.8	52.0	67.8	52.0	—	—
Total production costs excluding US Moly segment, as reported	293.0	209.9	180.6	148.4	112.4	61.5
Adjust for:
Third party smelting, refining and transport costs	6.0	5.1	5.2	4.8	0.8	0.3
By-product and co-product credits	(150.8)	(95.1)	(149.1)	(95.1)	(1.7)	—
Adjusted production costs	148.2	119.9	36.7	58.1	111.5	61.8
Corporate general administrative and other costs	20.7	17.1	—	—	—	0.4
Share-based compensation costs	12.8	2.9	—	—	—	—
Reclamation and remediation - accretion (operating sites)	8.3	5.9	1.0	1.5	7.3	4.4
Sustaining capital expenditures	50.9	43.2	44.2	23.9	6.7	19.3
Sustaining lease payments	6.4	3.5	4.9	2.6	1.5	0.9
All-in sustaining costs on a by-product basis	247.3	192.5	86.8	86.1	127.0	86.8
Ounces sold (000s)	145.1	122.5	74.1	70.4	71.0	52.1
Pounds sold (millions)	28.2	24.2	28.2	24.2	—	—
Gold production costs ($/oz)	1,553	1,290	1,522	1,371	1,584	1,181
All-in sustaining costs on a by-product basis ($/oz)	1,705	1,572	1,172	1,224	1,790	1,665
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,077	1,804	1,894	1,629	1,790	1,665
Copper production costs ($/pound)	2.40	2.15	2.40	2.15	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.98	2.54	2.98	2.54	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$72.1	$68.6	$151.5	$99.0
Adjust for items not associated with ongoing operations:
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement	(1.3)	12.1	23.2	13.5
Unrealized gain on sale of Greenstone Partnership	(2.1)	(15.0)	(18.2)	(21.6)
(Gain) loss on equity investments and other losses	(0.6)	(0.5)	(3.2)	0.3
Reclamation expense (recovery) at the Endako and Kemess Projects	3.7	(7.7)	2.5	(2.9)
Provision for expected resolution of legal matters	3.7	—	3.7	—
Other (gain) loss(2)	(4.3)	6.2	(6.4)	2.9
Other deferred income tax adjustments(1)	8.1	(11.0)	14.4	(12.2)
Adjusted net earnings	$79.3	$52.7	$167.5	$79.0

Net earnings per share - basic	$0.37	$0.33	$0.76	$0.48
Net earnings per share - diluted	$0.35	$0.32	$0.76	$0.46
Adjusted net earnings per share - basic	$0.40	$0.26	$0.84	$0.38
Adjusted net earnings per share - diluted	$0.39	$0.25	$0.84	$0.37

(1)	Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.
(2)	Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA is a non-GAAP performance measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$72.1	$68.6	$151.5	$99.0
Adjustments:
Income tax expense (recovery)	54.2	(2.2)	107.4	22.7
Depreciation, depletion and amortization	34.7	26.9	68.8	51.7
Interest income	(4.1)	(5.7)	(8.2)	(11.1)
Finance costs	5.2	4.1	9.9	8.0
Unrealized gain on sale of Greenstone Partnership	(2.1)	(15.0)	(18.2)	(21.6)
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement	(1.3)	12.1	23.2	13.5
Reclamation expense (recovery) at the Endako and Kemess Projects	3.7	(7.7)	2.5	(2.9)
(Gain) loss on equity investments and other losses	(0.6)	(0.5)	(3.2)	0.3
Other (gain) loss	(4.3)	6.2	(6.4)	2.9
Adjusted EBITDA	$157.5	$86.8	$327.3	$162.5

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings (loss)	$0.3	$(0.8)	$(3.4)	$(1.8)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.2	1.1	2.3	2.2
Interest Income	(0.1)	(0.1)	(0.2)	(0.2)
Finance costs	0.1	—	0.1	0.1
Other(1)	3.6	—	3.6	—
Adjusted EBITDA	$5.1	$0.2	$2.4	$0.3

(1) Other primarily reflects the estimated costs of resolution of legal matters $3.7M

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$66.2	$25.3	$117.6	$57.2	$15.8	$(17.6)	$(45.0)	$(1.1)	$(0.6)	$(2.0)	$(21.6)	$(11.2)
Deduct:
Property, plant & equipment additions(1)	(89.1)	(50.9)	(28.5)	(14.4)	(5.3)	(10.6)	(43.5)	(25.8)	(10.9)	—	(1.0)	(0.1)
Free cash flow (deficit)	$(23.0)	$(25.6)	$89.1	$42.8	$10.5	$(28.2)	$(88.5)	$(26.9)	$(11.5)	$(2.0)	$(22.6)	$(11.3)

(1) As presented in the Company’s condensed consolidated interim statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$186.3	$83.9	$242.2	$96.6	$149.6	$32.7	$(120.4)	$(7.1)	$(5.1)	$(3.6)	$(80.0)	$(34.7)
Deduct:
Property, plant & equipment additions(1)	(160.2)	(99.5)	(47.4)	(26.4)	(6.7)	(19.3)	(84.6)	(53.8)	(17.5)	—	(4.0)	—
Free cash flow (deficit)	$26.1	$(15.5)	$194.9	$70.2	$142.9	$13.4	$(205.0)	$(60.9)	$(22.6)	$(3.6)	$(84.1)	$(34.7)

(1) As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$133.5	$55.6	$48.3	$16.7	$8.4	$11.9	$62.0	$26.8	$12.1	$—	$2.7	$0.2
Adjust for:
Costs capitalized to the ARO assets	(0.9)	2.8	(0.1)	(0.3)	(1.6)	(0.5)	0.8	3.6	—	—	—	—
Costs capitalized to the ROU assets	(5.6)	(1.1)	—	—	(1.6)	(0.9)	(4.0)	—	—	—	—	(0.2)
Costs relating to capitalized DDA	(4.9)	(2.5)	—	—	—	—	(4.9)	(2.5)	—	—	—	—
Other(2)	(1.8)	(0.9)	(0.3)	—	0.1	—	(1.7)	(0.9)	—	—	0.1	—
Capital expenditures	$120.3	$53.9	$47.9	$16.3	$5.3	$10.6	$52.2	$27.0	$12.1	$—	$2.8	$—
Sustaining capital expenditures	39.3	25.8	33.4	14.7	5.3	10.6	0.6	0.5	—	—	—	—
Non-sustaining capital expenditures	81.0	28.1	14.5	1.6	—	—	51.6	26.5	12.1	—	2.8	—

(1) As presented in note 17 of the Company’s condensed consolidated interim financial statements.
(2) Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$235.2	$123.7	$81.4	$40.3	$11.6	$23.9	$119.0	$59.2	$18.7	$—	$4.5	$0.3
Adjust for:
Costs capitalized to the ARO assets	(0.6)	(14.0)	1.0	(10.3)	(3.1)	(3.3)	1.5	(0.4)	—	—	—	—
Costs capitalized to the ROU assets	(33.1)	(2.3)	(15.4)	(0.9)	(1.8)	(1.2)	(15.9)	—	—	—		(0.2)
Costs relating to capitalized DDA	(9.0)	(4.5)	—	—	—	—	(9.0)	(4.5)	—	—	—	—
Other(2)	(2.9)	(2.1)	(0.5)	(0.5)	—	(0.1)	(2.3)	(1.4)	—	—	(0.1)	(0.1)
Capital expenditures	$189.6	$100.8	$66.5	$28.6	$6.7	$19.3	$93.3	$52.9	$18.7	$—	$4.4	$—
Sustaining capital expenditures	51.8	43.8	44.2	23.9	6.7	19.3	0.9	0.6	—	—	—	—
Non-sustaining capital expenditures	137.8	57.0	22.3	4.7	—	—	92.4	52.3	18.7	—	4.4	—

(1) As presented in note 17 of the Company’s condensed consolidated interim financial statements.
(2) Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,				Six months ended June 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2026	2025	2026	2025	2026	2025	2026	2025
Mining costs	$40.9	$30.1	$17.1	$15.6	$74.6	$63.0	$29.5	$26.0
Allocation of mining costs(1)	(4.3)	(5.1)	(1.7)	(6.3)	(8.5)	(8.7)	(1.7)	(11.1)
Milling costs	28.4	26.2	8.1	8.0	65.8	61.1	15.4	14.1
Site G&A costs	16.1	13.9	10.9	12.1	30.6	26.9	21.3	21.4
Change in inventory, royalties and other	5.5	5.6	18.6	5.1	18.1	6.1	47.9	11.1
Production costs	$86.6	$70.7	$53.0	$34.5	$180.6	$148.4	$112.4	$61.5
Ore and waste tonnes mined (000's tonnes)	11,896	12,409	4,713	4,629	24,162	23,467	7,807	7,772
Ore processed (000's tonnes)	5,480	5,305	1,157	1,227	10,343	10,037	2,179	2,238
Mining costs per tonne mined ($/tonne)	3.43	2.42	3.63	3.36	3.09	2.68	3.77	3.35
Processing costs per tonne processed ($/tonne)	5.18	4.93	6.98	6.49	6.36	6.09	7.08	6.29
Site G&A costs per tonne processed ($/tonne)	2.94	2.62	9.47	9.85	2.96	2.69	9.84	9.57
On site costs per tonne processed ($/tonne)	15.58	13.22	31.23	29.01	16.53	15.05	30.44	27.49

(1) Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.